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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                                 (RULE 13D-102)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES
               13D-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                             PURSUANT TO RULE 13D-2.

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                        UNDER THE SECURITIES ACT OF 1934
                                (AMENDMENT NO. 3)

                                ARIS CORPORATION
             -------------------------------------------------------
                                (Name of Issuer)

                      COMMON STOCK, NO PAR VALUE PER SHARE
             -------------------------------------------------------
                         (Title of Class of Securities)

                                   04040A-10-1
             -------------------------------------------------------
                                 (CUSIP Number)


                                 Not Applicable
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


        Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

        [ ]  Rule 13d-1(b)
        [ ]  Rule 13d-1(c)
        [X]  Rule 13d-1(d)


        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 04040A-10-1                 13G                    Page 2 of 11 Pages
------------------------                                ------------------------

--------------------------------------------------------------------------------
1. Names of Reporting Persons/I.R.S. Identification No. of Above Persons (Entities Only)

          Paul Y. Song
--------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group            (a) [ ]
          (See Instructions)                                          (b) [X]
--------------------------------------------------------------------------------
3.        SEC Use Only

--------------------------------------------------------------------------------
4.        Citizenship or Place of Organization

          United States Citizen
--------------------------------------------------------------------------------
                     5.     Sole Voting Power                   2,621,286
   Number of
    Shares           -----------------------------------------------------------
 Beneficially        6.     Shared Voting Power                 1,122,000
   Owned by
     Each            -----------------------------------------------------------
   Reporting         7.     Sole Dispositive Power              2,621,286
    Person
     With            -----------------------------------------------------------
                     8.     Shared Dispositive Power            1,122,000

--------------------------------------------------------------------------------
9.        Aggregate Amount Beneficially Owned by Each Reporting Person

          3,743,286
--------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)
--------------------------------------------------------------------------------
11.       Percent of Class Represented by Amount in Row (9)

          33.06%
--------------------------------------------------------------------------------
12.       Type of Reporting Person (See Instructions)

          IN
--------------------------------------------------------------------------------


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CUSIP NO. 04040A-10-1                 13G                    Page 3 of 11 Pages
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--------------------------------------------------------------------------------
1. Names of Reporting Persons/I.R.S. Identification No. of Above Persons (Entities Only)

          Tina J. Song
--------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group      (a) [ ]
          (See Instructions)                                    (b) [X]
--------------------------------------------------------------------------------
3.        SEC Use Only

--------------------------------------------------------------------------------
4.        Citizenship or Place of Organization

          United States Citizen
--------------------------------------------------------------------------------
                     5.     Sole Voting Power                   472,000
   Number of
    Shares           -----------------------------------------------------------
 Beneficially        6.     Shared Voting Power                 3,271,286
   Owned by
     Each            -----------------------------------------------------------
   Reporting         7.     Sole Dispositive Power              472,000
    Person
     With            -----------------------------------------------------------
                     8.     Shared Dispositive Power            3,271,286

--------------------------------------------------------------------------------
9.        Aggregate Amount Beneficially Owned by Each Reporting Person

          3,743,286
--------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)
--------------------------------------------------------------------------------
11.       Percent of Class Represented by Amount in Row (9)

          33.06%
--------------------------------------------------------------------------------
12.       Type of Reporting Person (See Instructions)

          IN
--------------------------------------------------------------------------------

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CUSIP NO. 04040A-10-1                 13G                    Page 4 of 11 Pages
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--------------------------------------------------------------------------------
1. Names of Reporting Persons/I.R.S. Identification No. of Above Persons (Entities Only)

          AHS LLC
--------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group        (a) [ ]
          (See Instructions)                                      (b) [X]
--------------------------------------------------------------------------------
3.        SEC Use Only

--------------------------------------------------------------------------------
4.        Citizenship or Place of Organization

          Limited Liability Company organized under the laws of the State of Washington
--------------------------------------------------------------------------------
                     5.     Sole Voting Power                   650,000
   Number of
    Shares           -----------------------------------------------------------
 Beneficially        6.     Shared Voting Power                 0
   Owned by
     Each            -----------------------------------------------------------
   Reporting         7.     Sole Dispositive Power              650,000
    Person
     With            -----------------------------------------------------------
                     8.     Shared Dispositive Power            00

--------------------------------------------------------------------------------
9.        Aggregate Amount Beneficially Owned by Each Reporting Person

          650,000
--------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)
--------------------------------------------------------------------------------
11.       Percent of Class Represented by Amount in Row (9)

          5.7%
--------------------------------------------------------------------------------
12.       Type of Reporting Person (See Instructions)

          OO
--------------------------------------------------------------------------------

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                                  SCHEDULE 13G

Item 1(a). Name of Issuer.

        This Schedule 13G relates to Aris Corporation, a Washington corporation (the "Company").

Item 1(b). Address of Issuer's Principal Executive Offices.

        The Company's principal executive offices are located at 2229 - 112th Avenue NE, Bellevue, Washington 98004.

Item 2(a). Name of Person Filing.

        This Schedule 13G relates to the following persons:

        o       Paul Y. Song
        o       Tina J. Song
        o       AHS LLC

        The Managers of the AHS LLC are Paul Y. Song and Tina J. Song.

Item 2(b). Address of Principal Business Office.

        The business address of each of the reporting persons is 2229 - 112th Avenue NE, Bellevue, Washington 98004.

Item 2(c). Citizenship.

        o       Paul Y. Song is a United States citizen
        o       Tina J. Song is a United States citizen
        o AHS LLC is a limited liability company organized under the laws of the State of Washington

Item 2(d). Title of Class of Securities.

        This Schedule 13G relates to the Company's common stock, no par value per share (the "Common Stock").

Item 2(e). CUSIP Number.

        The CUSIP Number for the Company's Common Stock is 04040A-10-1.

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

        (a)[ ] Broker or dealer registered under Section 15 of the Exchange Act,

        (b)[ ] Bank as defined in Section 3(a)(6) of the Exchange Act,

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        (c)[ ] Insurance Company as defined in Section 3(a)(19) of the Exchange
               Act,

        (d)[ ] Investment Company registered under Section 8 of the Investment Company Act,

        (e)[ ] An investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E),

        (f)[ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F),

        (g)[ ] A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G),

        (h)[ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act,

        (i)[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act,

        (j)[ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.    Ownership.

        The following describes the ownership of Common Stock by Paul Y. Song as of December 31, 2000:

        (a)    Amount beneficially owned:  3,743,286 (1)

        (b)    Percent of class:    33.3%

        (c)    Number of shares as to which such person has:

               (i)    Sole power to vote or direct the vote:  2,621,286

               (ii)   Shared power to vote or to direct the vote:
                      1,122,000(2)(3)

               (iii)  Sole power to dispose or to direct the disposition of:
                      2,621,286

               (iv)   Shared power to dispose or to direct the disposition of:
                      1,122,000(2)(3)

        (1) Includes 472,000 shares held of record by Tina J. Song, the spouse of Mr. Song. Includes 650,000 shares held of record by AHS LLC of which Mr. Song is a Manager.

        (2) Power to vote or to direct the vote of, and power to dispose or to direct the disposition of, the reported shares held by AHS LLC is deemed to be shared among each of Tina J. Song and Paul Y. Song as Managers.

        (3) Power to vote or to direct the vote of, and power to dispose or to direct the disposition of, the reported shares held by Tina J. Song is deemed to be shared among each of Tina J. Song and Paul Y. Song pursuant to the community property laws of the State of Washington.

        The following describes the ownership of Common Stock by Tina J. Song as of December 31, 2000:

        (a)    Amount beneficially owned:  3,743,286 (1)

        (b)    Percent of class:     33.3%

        (c)    Number of shares as to which such person has:

               (i)    Sole power to vote or direct the vote:   472,000


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               (ii)   Shared power to vote or to direct the vote:
                      3,271,286(2)(3)

               (iii)  Sole power to dispose or to direct the disposition of:
                      472,000

               (iv)   Shared power to dispose or to direct the disposition of:
                      3,271,286(2)(3)

        (1) Includes 2,621,286 shares held of record by Paul Y. Song, the spouse of Ms. Song. Includes 650,000 shares held of record by AHS LLC of which Ms. Song is a Manager.

        (2) Power to vote or to direct the vote of, and power to dispose or to direct the disposition of, the reported shares held by AHS LLC is deemed to be shared among each of Tina J. Song and Paul Y. Song as Managers.

        (3) Power to vote or to direct the vote of, and power to dispose or to direct the disposition of, the reported shares held by Paul Y. Song is deemed to be shared among each of Tina J. Song and Paul Y. Song pursuant to the community property laws of the State of Washington.

        The following describes the ownership of Common Stock by AHS LLC as of December 31, 2000:

        (a)    Amount beneficially owned: 650,000

        (b)    Percent of class: 5.8%

        (c)    Number of shares as to which such person has:

               (i)    Sole power to vote or direct the vote: 650,000(1)

               (ii)   Shared power to vote or to direct the vote: 0

               (iii)  Sole power to dispose or to direct the disposition of:
                      650,000(1)

               (iv)   Shared power to dispose or to direct the disposition of: 0

        (1) Paul Y. Song and Tina J. Song are each a Manager of AHS LLC. Power to vote or to direct the vote of, and power to dispose or to direct the disposition of, the reported shares is deemed to be shared among each of Tina J. Song and Paul Y. Song.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

        Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

        Not applicable.

Item 8.    Identification and Classification of Members of the Group.

        Not applicable.

Item 9.    Notice of Dissolution of Group.

        Not applicable.

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Item 10.   Certification.

        Not applicable.











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                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that that information set forth in this statement is true, complete and correct.

                                         Dated:  February 14, 2001



                                         /s/ PAUL Y. SONG
                                         -------------------------------------
                                         PAUL Y. SONG



                                         /s/ TINA J. SONG
                                         -------------------------------------
                                         TINA J. SONG


                                         AHS LLC


                                         By:     /s/  PAUL Y. SONG
                                                 -----------------------------
                                                 Paul Y. Song, Manager





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                                  EXHIBIT INDEX

EXHIBIT INDEX



                                                                Found on
                                                                Sequentially
Exhibit                                                         Numbered Page
-------                                                         -------------

Exhibit A:  Agreement of Joint Filing                           11











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                                    EXHIBIT A

                            AGREEMENT OF JOINT FILING

        In accordance with Rule 13d-1 under the Securities Exchange Act of 1934, the persons and entity named below agree to a joint filing on behalf of each of them of a Statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Aris Corporation and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned hereby execute this Agreement as of the 14th day of February, 2001.

                                         /s/ PAUL Y. SONG
                                         -------------------------------------
                                         PAUL Y. SONG


                                         /s/ TINA J. SONG
                                         -------------------------------------
                                         TINA J. SONG


                                         AHS LLC


                                         By:     /s/  PAUL Y. SONG
                                             -----------------------------------
                                             Paul Y. Song, Manager

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